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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(CHECK ONE):
|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
|_| Form N-SAR |_| Form N-CSR

               For Period JUNE 30, 2005
               Ended:
               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR
               For the Transition Period Ended: ________________________________


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

VASO ACTIVE PHARMACEUTICALS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

99 ROSEWOOD DRIVE, SUITE 260
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Address of Principal Executive Office (STREET AND NUMBER)

DANVERS, MA 01923
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
       (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the
 |X| fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.






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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


         The Registrant completed today a private financing in which it sold senior secured convertible notes ("Notes") in the aggregate principal amount of $2,500,000 to institutional investors. The investors also received warrants to purchase shares of the Class A Common Stock of the Registrant and rights to purchase additional notes in the aggregate principal amount of $1,875,000 and additional warrants. The transaction provided important funds to the Registrant which will enable the Registrant to engage in the marketing of its principal products.

         The parties agreed upon an initial term sheet in the last week of July 2005. The parties thereafter negotiated and prepared the extensive transaction documentation necessary to complete the financing. Management of the Registrant worked concurrently on both the transaction documentation and the Form 10-QSB. Due to the material nature of the financing transaction, the transaction needs to be reflected in the Form 10-QSB. However, as a result of demands on management and as a result of the uncertainty as to whether the transaction would close immediately prior to or shortly after August 15, 2005 (yesterday), the date on which the Form 10-QSB was due to be filed, the Registrant was unable to file its Form 10-QSB on or before August 15, 2005.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Frattaroli                    978                   750-1991
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    (Name)                        (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                 |X| Yes |_| No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 |X| Yes || No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss from operations increased approximately 15.7% over the corresponding quarter for the last fiscal year. The increased loss is due primarily to a charge recorded in connection with settling the class action law suit. This charge was partially off set by a decrease in legal and professional fees over the corresponding quarter for the last fiscal year.



                        Vaso Active Pharmaceuticals, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2005                        By /s/ Joseph Frattaroli,
                                               ---------------------------------
                                               President, Acting Chief Executive
                                               Officer, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.